Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ADS Tactical, Inc.:
We consent to the inclusion in this registration statement on Form S-1 and related prospectus of ADS Tactical, Inc. of our report dated March 12, 2011, except as to note 13(a), which is as of April 5, 2011 and note 13(b), which is as of July 18, 2011 with respect to the consolidated balance sheets of ADS Tactical, Inc. and subsidiary as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.
/s/ KPMG LLP
Norfolk, Virginia
July 18, 2011